Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION OF
SJW GROUP

SJW Group, a Delaware corporation (the “Corporation”), hereby certifies as follows:
1.That the Corporation’s Board of Directors has duly adopted the following resolution to amend the Corporation’s Certificate of Incorporation, as amended, pursuant to Section 242 of the General Corporation Law of the State of Delaware:
RESOLVED, that the Certificate of Incorporation of the Corporation shall be amended as follows:
Article IV shall be amended and restated in its entirety as follows:
“The total number of shares of stock that the Corporation shall have authority to issue is 71,000,000, consisting of the following:

70,000,000 shares of Common Stock, par value $0.001 per share. Each share of Common Stock shall entitle the holder thereof to one (1) vote on each matter submitted to a vote at a meeting of stockholders.
1,000,000 shares of Preferred Stock, par value $0.001 per share, which may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any wholly unissued series of Preferred Stock, including without limitation authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.
The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.”

The Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be signed by the Corporation’s Chief Financial Officer, its authorized officer, on this 24th day of April 2019.
SJW GROUP

By: /s/ James P. Lynch
Name: James P. Lynch
Title: Chief Financial Officer

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